FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA WELCOMES CHINESE GEOLOGICAL TEAM
TO POPLAR URANIUM PROJECT

Vancouver, Canada, August 14th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV, OTCBB – CVVUF, Frankfurt – DH7)  (“CanAlaska” or the “Company”) is pleased to announce the commencement of exploration by operator East Resources Inc. at its Poplar uranium Project, situated on the northern rim of the Athabasca Basin of Saskatchewan, Canada.

A team of six Chinese geologists from East Resources Inc. have teamed together with CanAlaska personnel to undertake geological mapping and prospecting at 5 target zones on the project in preparation for extensive drill testing this coming winter.

Pursuant to an Memorandum of Understanding between CanAlaska and East Resources (see News Release dated June 25th, 2009), East Resources may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest in the project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest in the Project to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

The Company warmly welcomes the participation of the geological team from China and looks forward to their constructive and fruitful engagement in the exploration of this highly-promising property.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$50 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty Ltd, a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$10 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.  A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the Poplar Project comprising a potential 100,000 metres of drill testing.  In addition, Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	August 14th, 2009